                            Filed by PSINet Inc.
                            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No.: 0-25812

                            Subject Company:  Metamor Worldwide, Inc.
                            Commission File No.: 0-26970


     On March 22, 2000, William L. Schrader, Chairman of the Board of Directors and Chief Executive Officer of PSINet Inc. sent the following letter to PSINet employees via electronic mail:

     Good day everyone,

     On March 22, 2000, PSINet Inc. and Metamor Worldwide, Inc. jointly issued the following two press releases. There are several statements at the front and back of this press release which are now required by SEC rules.

     Bill

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     On March 22, 2000, PSINet Inc. and Metamor Worldwide, Inc. jointly issued the following press release:


PSINet will host a press briefing by telephone March 22, at 11:00 a.m. U.S. EST. Those interested in participating should call 1-800-553-0272 no later than 10:55 a.m.

For PSINet:                          For Metamor Worldwide

Media Contact:     Analyst Contact:  Analyst contact:       Media Contact:
Reid Walker         David Lerch      Kyle Leak              Catherine Watson
(703) 375-1103      (703) 375-1245   (713) 548-3400         (713) 548-3400
rwalker@psi.com    lerchd@psi.com    kleak@metamorww.com    watson@metamorww.com

                      PSINet TO ACQUIRE METAMOR WORLDWIDE

                  Combination Creates First Fully Integrated
                   Global IP Communications Services Company


Herndon, Va. and Houston, Texas, March 22, 2000 - PSINet Inc. (Nasdaq: PSIX), the Internet Super Carrier, today announced that it has entered into a definitive agreement whereby it will acquire Metamor Worldwide, Inc. (Nasdaq:
MMWW), a leading provider of information technology (IT) solutions. Metamor, headquartered in Houston, Texas, had 1999 revenues of $577 million and EBITDA of $63 million, and has more than 70 offices, with over 4,500 employees. Once integrated, the move will create a global business focused Internet company equipped to provide turn-key outsourced solutions ranging from web design to managed hosting and applications outsourcing.

The combination also gives PSINet a controlling interest in Metamor's publicly traded e-Business solutions subsidiary - Xpedior Incorporated (Nasdaq: XPDR). Xpedior provides comprehensive e-Business solutions to global companies, government, and emerging digital businesses. The company helps its clients develop new e-Business capabilities, then delivers reliable, end-to-end solutions needed to bring them rapidly to market. Headquartered in Chicago, Xpedior has approximately 1,300 employees.


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     The purchase of Metamor is expected to be immediately accretive to PSINet's EBITDA. The transaction, structured as a tax-free reorganization, has a $1.9 billion purchase price consisting of approximately 39.9 million shares of PSINet common stock. Each share of Metamor will be exchanged for .9 shares of PSINet common stock. The transaction was structured without a collar on the PSINet shares issued to Metamor stockholders.


"eCommerce is an important component of our Internet Super Carrier strategy," said William L. Schrader, PSINet chairman and CEO. "We purchased Transaction Network Services last year to broaden our offerings and services in that area. The acquisition of Metamor Worldwide furthers our plans to move into the applications outsourcing arena and enables us to offer our customers everything they need to do business on the Web. Metamor's services provide an excellent complement to our global hosting capabilities and they bring us a talented and formidable team of consulting professionals that can help with new and existing clients worldwide."

Peter T. Dameris, chairman, president and CEO of Metamor, said, "Joining forces with PSINet significantly broadens Metamor's ability to deliver value to our clients. With the added strength of PSINet's infrastructure and hosting capabilities, Metamor expands our eBusiness, application development and software package service offerings to truly deliver end-to-end solutions. In addition, PSINet will provide increased career development opportunities to our employees."

Metamor has clients ranging from Fortune 1000 to middle market businesses, and offers IT services including eBusiness solutions, package software implementation and integration, custom application development and application outsourcing, including hosting and network integration. The company has four primary business units:

 . Enterprise Solutions provides a comprehensive range of enterprise services including eBusiness solutions, enterprise value chain, packaged software solutions, operations outsourcing, customer relationship management, supply chain management, business process transformation, change management, and training and educational services using SAP, PeopleSoft, Oracle and Baan.

 . European Solutions provides IT consulting and packaged solutions services, including systems design, document and information management, and scientific, technical and industrial design, with operations in France, Germany, Switzerland and the United Kingdom.

 . Global Solutions provides 24-hour, onsite and offsite systems maintenance, application development including eBusiness solutions, systems integration, reverse and re-engineering, and repeatable code generation services. Its technology centers, located in the U.S. and India, connect to each other and customers via a high-speed digital network.

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 . Industry Solutions provides value-added technology applications, eBusiness solutions, process improvement and unique business solutions to customers in specific industry segments, with expertise in telecommunications, financial services, government, and the broader commercial and industrial marketplace.

Completion of the transaction is subject to a number of conditions, including receipt of PSINet and Metamor shareholder approval and certain regulatory approvals. The transaction is expected to be completed by mid 2000.

Headquartered in Herndon, VA, PSINet is an Internet Super Carrier offering global eCommerce infrastructure and a full suite of retail and wholesale Internet services through wholly-owned PSINet subsidiaries. Services are provided on PSINet-owned and operated fiber, satellite, Web hosting and switching facilities providing direct access in more than 800 metropolitan areas in 27 countries on five continents. PSINet information can be obtained by e-mail at info@psi.com, by accessing the Web site at www.psinet.com or by calling in the U.S., 800-799-0676.

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A proxy statement/prospectus will be filed by PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("MWI") with the Commission as soon as practicable. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 1999 Special Meeting of Shareholders filed with the Commission on August 31, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MWI with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 16, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

     The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking

Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.


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On March 22, 2000, PSINet Inc. and Metamor Worldwide, Inc. jointly issued the following press release:

Contact: Dean Dranias
Xpedior
312-251-3280
dean.dranias@xpedior.com

Bill Keegan
Ketchum
312-228-6885
bill.keegan@ketchum.com

Reid Walker
PSINet
703-375-1103
rwalker@psi.com

Xpedior and PSINet Announce Strategic Relationship and $50 Million Investment

Chicago, IL March 22, 2000 Xpedior (TM) (Nasdaq: XPDR), a leading provider of eBusiness solutions and PSINet (Nasdaq: PSIX), the leading Internet Super Carrier announce a global business alliance and strategic investment.

Under the terms of the agreement, PSINet plans to invest $50 million in Xpedior in convertible preferred stock that will have an initial conversion rate of $37.50 per share. The investment is expected to be completed in connection with the closing of PSINet's acquisition of Metamor Worldwide, Inc. (Nasdaq: MMWW), which holds an interest in Xpedior. The company plans to use the proceeds to accelerate its organic growth and to make strategic acquisitions.
"We believe this investment coupled with the strategic relationship should significantly enhance our growth plans in 2000 and beyond," said David Campbell, President and CEO of Xpedior. "The relationship highlights the global focus of both companies to deliver the industry's leading eBusiness applications to corporate and government customers. Xpedior expertise in developing and deploying integrated, custom applications, coupled with PSINet's global presence and network should prove to be an unbeatable alliance."

"Our investment in Xpedior is a key strategic relationship," said William L. Schrader, Chairman and CEO of PSINet. "By working in partnership with Xpedior, we can fully leverage our planned 24 global hosting centers and 2 million square feet of global hosting space by the end of the year. PSINet is continuing to set the standard for 21st century telecommunications in the business-to-business sector worldwide."

SAFE HARBOR

Statements in this press release regarding forward looking statements that state Xpedior's, Metamor Worldwide's and PSINet's or their respective management's intentions, hopes, beliefs, expectations, or predictions of the future, or that discuss any other contingent future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1996. In particular, such statements include those regarding the potential benefits of their business models, current and proposed service offerings, and key performance metrics.

Xpedior's, Metamor Worldwide's and PSINet's actual results could differ materially from those projected in such forward-looking statements because of changes in business strategies, integration programs, rapid changes in the market, and failure to achieve the anticipated benefits of PSINet's investment in Xpedior, and changes in the scope of Xpedior's client engagements.
For additional information and risk factors including factors that could cause actual results to differ materially from those in forward-looking statements, we ask you refer to the recent documents filed by Xpedior, Metamor Worldwide and PSINet with the Securities and Exchange Commission.

About PSINet

Headquartered in Herndon, Va., PSINet is an Internet Super Carrier offering global e-commerce infrastructure and a full suite of retail and wholesale Internet services through wholly-owned PSINet subsidiaries. Services are provided on PSINet-owned and operated fiber, satellite, Web hosting and switching facilities providing direct access in more than 800 metropolitan areas in 27 countries on five continents. PSINet information can be obtained by e-mail at info@psinet.com, or by accessing their Web site at http:\\www.psinet.com or by calling 800-799-0676 in the U.S.

About Metamor Worldwide
For further information regarding Metamor Worldwide, Inc. free of charge via fax, dial 1-800-PRO-INFO and enter "MMWW".

About Xpedior

Xpedior(Nasdaq: XPDR) an independent public company, provides innovative, comprehensive eBusiness solutions for Global 2000 companies, government, and emerging digital businesses. Xpedior helps its clients imagine new eBusiness capabilities, then delivers the reliable, scalable end-to-end solutions needed to bring them rapidly to market. Headquartered in Chicago, Xpedior has approximately 1,300 employees located in 15 offices in the United States, the United Kingdom, Canada, and Australia. Visit Xpedior at www.xpedior.com or call 1-877-XPEDIOR.

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A proxy statement/prospectus will be filed by PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("MWI") with the Commission as soon as practicable. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc., 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 1999 Special Meeting of Shareholders filed with the Commission on August 31, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MWI with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April16, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger.

You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.
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